SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Material Fact

Guidance Withdrawal

São Paulo, March 18, 2024 – GOL Linhas Aéreas Inteligentes S.A. (B3: GOLL4, NYSE: GOL), in compliance with the provisions of paragraph 4 of article 157 of Law 6,404/76, in the form and for the purposes of the Resolution of the Brazilian Securities and Exchange Commission ("CVM") No. 44/21, hereby informs its shareholders and the market in general that the Company's management has opted to withdraw the disclosure of guidance in reference to the material fact disclosed on November 6, 2023.

The decision to withdraw the afore mentioned guidance for the year 2024 is due to the current scenario of the Company which, on January 25, 2024, announced that it had voluntarily filed for Chapter 11 in the United States Bankruptcy Court for the Southern District of New York. For more information on this matter, please see the material facts disclosed by the Company on January 25, 26 and 29, 2024.

The Company reaffirms its commitment to transparency vis-à-vis its stakeholders and will keep its shareholders and the market informed, in a timely and appropriate manner, of any relevant developments regarding the afore mentioned subject.

About GOL Linhas Aéreas Inteligentes S.A

GOL is one of Brazil's leading airlines and part of the Abra Group. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transport. The company has alliances with American Airlines and Air France-KLM, besides several codeshare and interline agreements, available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of "Being the First for All", GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, Gollog delivers orders to different regions in Brazil and abroad. The Company has a team of 13,900 highly qualified aviation professionals focused on Safety, GOL's #1 value, and operates a standardized fleet of 141 Boeing 737 aircraft. For further information, visit www.voegol.com.br/ir.

Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer